Prudential Investments LLC

Gateway Center Three, 4th Floor

100 Mulberry Street

Newark, New Jersey 07102

May 28, 2015

The Board of Trustees

The Target Portfolio Trust

Gateway Center Three, 4th Floor

100 Mulberry Street

Newark, New Jersey 07102

Re: Prudential Corporate Bond Fund

To the Board of Trustees:

Prudential Investments LLC has contractually agreed, through November 30, 2016, to limit net annual Fund operating expenses (exclusive of distribution and service (12b-l) fees, acquired fund fees and expenses, extraordinary and certain other expenses, including taxes and deferred tax expenses, interest, and brokerage commissions) of each class of shares to 0.87% of the Fund's average daily net assets.

Very truly yours,

By: /s/ Scott E. Benjamin
Name: Scott E. Benjamin

Title: Vice President